SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Act of 1934

(Amendment No. 7)*

MasTec, Inc.

(Name of Issuer)

Common Stock, Par Value $.10 Per Share

(Title of Class of Securities)

576323109

(CUSIP Number)

Jorge Mas

MasTec, Inc.

800 S. Douglas Road, 12th Floor

Miami, Florida 33134

(305) 599-1800

(Name, address and telephone number of person authorized to receive notices and communications)

January 10, 2023

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jorge Mas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,092,939
	8	SHARED VOTING POWER 1,649,941
	9	SOLE DISPOSITIVE POWER 10,092,939
	10	SHARED DISPOSITIVE POWER 1,649,941

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,742,880
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jorge Mas Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,083,184
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 6,083,184
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,083,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jorge Mas Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,083,184
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 6,083,184
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,083,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jorge Mas Irrevocable Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 848,941
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 848,941

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 848,941
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jose Ramon Mas Irrevocable Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 425,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 425,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mas Equity Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 276,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 276,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mas Equity Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 276,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 276,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Mas Family Foundation Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 100,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

AMENDMENT NO. 7 TO SCHEDULE 13D

This Amendment No. 7 to Schedule 13D is filed jointly on behalf of Jorge Mas, Jorge Mas Holdings I, LLC (“JM Holdings I”), Jorge Mas Holdings, LLC (“JM Holdings”), Jorge Mas Irrevocable Family Trust (“JM Trust”), Jose Ramon Mas Irrevocable Family Trust (“JR Trust”), Mas Equity Partners III, LLC (“Mas Partners III”), Mas Equity Partners, LLC (“Mas Partners”), and Mas Family Foundation Inc. (“Family Foundation”) (collectively, the “Reporting Person”). This Amendment No. 7 to Schedule 13D amends and updates the statements on Schedule 13D previously filed on November 14, 2004, as amended by six amendments thereto, the last of which was filed on November 19, 2019, with respect to the Common Stock, $.10 par value (the “Shares” or “Common Stock”) of MasTec, Inc., a Florida corporation (the “Issuer”).

ITEM 2. Identity and Background

The information set forth below is identical for each of the Reporting Persons unless otherwise noted below.

(a) This 13D is filed by the Reporting Person.

(b) The Reporting Person’s address is at 800 Douglas Road, Coral Gables, Florida 33134.

(c) Jorge Mas’ principal occupation is Chairman of the Issuer. JM Holdings I, JM Holdings, the JR Trust, Mas Partners III and Mas Partners are passive investment vehicles. The JM Trust and JR Trust are entities formed for family planning purposes. The Family Foundation is a not for profit corporation.

(d) To the best of the Reporting Person’s knowledge, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) To the best of the Reporting Person’s knowledge, such person has not, within the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Jorge Mas is a citizen of the United States of America. JM Holdings I and JM Holdings are Florida limited liability companies. Mas Partners III and Mas Partners are Delaware limited liability companies. The Family Foundation is a Florida not-for-profit corporation. The JM Trust and JR Trusts are trusts formed under trust instruments governed by the laws of the state of Florida.

ITEM 3. Source and Amount of Funds or Other Consideration.

Share ownership by each of the persons reporting on this Schedule 13D reflect transfers among certain of the reporting persons as well as grants of equity compensation to Mr. Mas since November 19, 2019, all as previously reported on Forms 4 filed by Mr. Mas.

ITEM 4. Purpose of Transaction.

The purpose of this filing to is report the entry by JM Holdings I on November 28, 2022 into an amendment (the “Amendment”) to the prepaid variable forward sale contract entered into by JM Holdings I with an unaffiliated party on November 19, 2019 (the “2019 Prepaid Forward Contract,” and, as amended, the “Prepaid Forward Contract”). The Amendment relates to a reduction in the number of shares covered by the 2019 Prepaid Forward Contract to 1,250,000 Shares, divided into thirty components split into two tranches (each, a “Tranche”) of fifteen components each, and amends the Floor Price (as defined below) and Cap Price (as defined below), which were determined based on the volume weighted average price of MasTec Inc.’s common stock for a specified period ended on January 10, 2023.

At settlement JM Holdings I will be obligated to deliver to the buyer, on the applicable date in August or September 2024 or 2025 for the applicable component (each, a “Settlement Date”) in the first (“Tranche 1”) or second (“Tranche 2”) Tranche, as applicable, at JM Holdings I’s option, up to one hundred percent (100%) of the number of Shares pledged for such component or an equivalent amount of cash. JM Holdings I entered into the 2019 Prepaid Forward Contract to provide funds for investment in the Miami Major League Soccer franchise. For more information on the terms of the Prepaid Forward Contract, please see Item 6 below.

ITEM 5. Interest in Securities of the Issuer.

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned		Percentage of Outstanding Shares of Common Stock(1)
Jorge Mas	11,742,880	(2)	14.9%
JM Holdings I	6,083,184	(3)	7.7%
JM Holdings	6,083,184	(3)	7.7%
JM Trust	848,941		1.1%
JR Trust	425,000		0.5%
Mas Partners III	276,000		0.4%
Mas Partners	276,000		0.4%
Family Foundation	100,000		0.1%

(1)	The percentage of beneficial ownership is based upon 78,609,516 shares of Common Stock outstanding as of November 30, 2022.
(2)

The shares beneficially owned by Jorge Mas include: 6,083,184 shares owned by JM Holdings I, which is controlled by JM Holdings, of which Jorge Mas is the sole member; 848,941 shares owned by the JM Trust, one of the trustees of which is Jorge Mas’s spouse; 425,000 shares owned by the JR Trust of which Jorge Mas is a trustee, 276,000 shares owned by Mas Partners III, in which Mas Partners is a member and of which Jorge Mas is the sole member; 100,000 shares owned by the Family Foundation, a Florida not-for-profit corporation, of which Jorge Mas is the president and member of the Board of Directors; and 4,009,755 shares owned individually by Jorge Mas. Jorge Mas disclaims beneficial ownership of all Shares held by the JR Trust, JM Trust, Mas Partners III and the Family Foundation, except, in each case, to the extent of his pecuniary interest therein, if any.

(3)

1,250,000 shares of Common Stock owned by JM Holdings I are subject to the Prepaid Forward Contract and are pledged as collateral to secure JM Holdings I’s obligations under the Prepaid Forward Contract.

The Reporting Person’s responses to cover page Items 7 through 10 of this 13D/A are hereby incorporated by reference in this Item 5.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

1,250,000 Shares owned by JM Holdings I are covered by the Prepaid Forward Contract. The Prepaid Forward Contract obligates JM Holdings I to deliver to the buyer under the Prepaid Forward Contract, on each Settlement Date, at JM Holdings I’s option, up to one hundred percent (100%) of the number of Shares pledged for the applicable component or an equivalent amount of cash. JM Holdings I pledged an aggregate of 1,250,000 Shares the (“Pledged Shares”) to secure its obligations under the Prepaid Forward Contract, and currently retains ownership and voting rights in the Pledged Shares during the term of the pledge. The number of Shares to be potentially delivered to the buyer on each Settlement Date (or on which to base the amount of cash to be delivered to the buyer on such Settlement Date) is to be determined as follows: (a) if the volume-weighted average price of Shares on the designated valuation date for the applicable component (each, a “Settlement Price”) is less than or equal to $78.5147 (the “Floor Price”), JM Holdings I will deliver to the buyer all of the Pledged Shares for the applicable component; (b) if such Settlement Price is greater than the Floor Price but less than or equal to $124.7512 (the “Tranche 1 Cap Price”) in the case of a component in Tranche 1 or $136.9646 (the “Tranche 2 Cap Price,” and each of the Tranche 1 Cap Price and Tranche 2 Cap Price, a “Cap Price”) in the case of a component in Tranche 2, JM Holdings I will deliver to the buyer the number of shares equal to one hundred percent (100%) of the Pledged Shares for the applicable component multiplied by a fraction, the numerator of which is the Floor Price and the denominator of which is such Settlement Price and (c) if such Settlement Price is greater than the Tranche 1 Cap Price in the case of a component in Tranche 1 or greater than the Tranche 2 Cap Price in the case of a component in Tranche 2, JM Holdings I will deliver to the buyer the number of shares equal to one hundred percent (100%) of Pledged Shares for the applicable component multiplied by a fraction, the numerator of which is the Floor Price plus the excess of such Settlement Price over the applicable Cap Price, and the denominator of which is such Settlement Price. Except as set forth above, JM Holdings I retains beneficial ownership of the Pledged Shares and rights related thereto, including voting power with respect thereto.

ITEM 7.	Material to be Filed as Exhibits

Exhibit Number	Description

99.1	Variable Share Forward Transaction Partial Unwind and Amendment Agreement dated November 28, 2022 by and between Jorge Mas Holdings I, LLC and Bank of America, N.A.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED as of this 13th day of January, 2023.

/s/ Jorge Mas
Name:	Jorge Mas

JORGE MAS HOLDINGS I, LLC

By:	Jorge Mas Holdings, LLC, its Manager

By:	/s/ Jorge Mas
Name:	Jorge Mas
Title:	Manager

JORGE MAS HOLDINGS, LLC

By:	/s/ Jorge Mas
Name:	Jorge Mas
Title:	Manager

JOSE RAMON MAS IRREVOCABLE FAMILY TRUST

By:	/s/ Jorge Mas
Name:	Jorge Mas
Title:	Trustee

MAS EQUITY PARTNERS III, LLC

By:	/s/ Jose Mas
Name:	Jose Mas
Title:	Member

MAS EQUITY PARTNERS, LLC

By:	/s/ Jorge Mas
Name:	Jorge Mas
Title:	Member

MAS FAMILY FOUNDATION INC.

By:	/s/ Jorge Mas
Name:	Jorge Mas
Title:	President

JORGE MAS IRREVOCABLE FAMILY TRUST

By:	/s/ Jose Mas
Name:	Jose Mas
Title:	Trustee

EXHIBIT INDEX

Exhibit Number	Description

99.1	Variable Share Forward Transaction Partial Unwind and Amendment Agreement dated November 28, 2022 by and between Jorge Mas Holdings I, LLC and Bank of America, N.A.